Exhibit 99.1

Press Release

AC Immune Receives Second Milestone and New Milestone to Increase the Potential Deal Value of Lilly Morphomer™ Tau Partnership

▪	CHF 10 million milestone recognizes development progress

▪	Updated financial terms add a new CHF 60 million milestone for Phase 2 initiation

▪	Total potential deal value is now CHF 1.86 billion, up from CHF 1.82 billion

Lausanne, Switzerland, March 23, 2020 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company, today announced that it will receive a second milestone payment of CHF 10 million from Eli Lilly and Company on or before March 31, 2020 related to development progress in the small molecule Morphomer™ Tau aggregation inhibitor program.

The multi-year collaboration agreement between Lilly and AC Immune was originally announced in December 2018 and focuses on the broad development of Morphomer™ Tau aggregation inhibitors for Alzheimer’s disease (AD) and other neurodegenerative diseases.

The second milestone payment of CHF 10 million marks significant progress between the companies in just 15 months. In that time, ACI-3024, a first-in-class investigational oral small molecule Tau Morphomer™ for treatment of Alzheimer’s disease (AD) and other neurodegenerative disorders, has advanced from preclinical into Phase 1 clinical development. Lilly made a first milestone payment of CHF 30 million in September 2019.

Under the updated collaboration terms, AC Immune will now also be eligible for a new CHF 60 million potential milestone after initiation of Tau Morphomer™ Phase 2 clinical testing. No additional changes were made to other later-stage milestones or royalty terms.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “This new Phase 2 milestone was not included previously in the agreement and its addition increases the total deal value and offers a new significant potential source of medium-term non-dilutive financing. This reflects the progress achieved in this transformative partnership with Lilly, who is an industry leader in Alzheimer’s research, and our confidence in the partnership’s potential to make a major contribution to treating this devastating disease and to create shareholder value.”

Tau is a high priority therapeutic target in the complex treatment paradigm for AD and ACI-3024 is the most advanced orally available small molecule therapeutic candidate of its kind in development. ACI-3024’s proposed unique mechanism of action targets both intracellular and extracellular Tau aggregates, potentially slowing or stopping the accumulation and propagation of pathological Tau aggregates in AD patients. Compared to other Tau-targeting molecules in development, the key potential differentiating factor is that ACI-3024 has been shown to act intracellularly to address specifically Tau pathology at an early stage.

ACI-3024 is the lead molecule, discovered by AC Immune and being developed within the license and collaboration agreement between AC Immune and Lilly to research and develop small molecule Tau Morphomer™ aggregation inhibitors for the treatment of AD and other neurodegenerative diseases. The collaboration combines AC Immune’s proprietary Morphomer™ discovery platform technology and early development experience with Lilly’s established clinical development expertise and commercial capabilities in central nervous system disorders. Under the agreement AC Immune is conducting the initial Phase 1 development of ACI-3024 while Lilly will fund and conduct further clinical development.

The Phase 1 trial initiated in July 2019 is a randomized, placebo-controlled, double-blind, sequential single and multiple ascending dose study that aims to assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ACI-3024 in healthy volunteers. Data from the study may be communicated as soon as the second half of 2020, at the discretion of Lilly.

About the AC Immune and Eli Lilly and Company Agreement

Under the terms of the agreement, initially signed in December 2018, Lilly received worldwide commercialization rights for Tau aggregation inhibitors for Alzheimer’s disease and other neurodegenerative diseases. AC Immune received an upfront payment of CHF 80 million as well as $50 million in exchange for a note, convertible to equity at a premium. AC Immune is now eligible to receive other development, regulatory and commercial milestones, up to approximately CHF 1.8 billion, and tiered royalty payments in the low double digits. The initial CHF 60 million milestone payment has been modified such that Lilly has paid AC Immune CHF 30 million during Q3 2019 and CHF 10 million in Q1 2020, instead of CHF 30 million; and, AC Immune now is eligible for a new additional milestone payment of CHF 60 million within 60 days after dosing of the first patient in the first Phase 2 clinical trial of a Tau Morphomer™ in the United States or European Union. The amendment to the financial terms increases the total deal value by CHF 40 million to CHF 1.86 billion, up from CHF 1.82 billion.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company utilizes two proprietary platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with six currently in clinical trials. It has collaborations with major pharmaceutical companies including Lilly, Roche/Genentech, and Janssen Pharmaceuticals.

For further information, please contact:

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Head of Investor Relations Joshua Drumm AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com

Global Head of Communications Judith Moore AC Immune Phone: +41 79 826 63 82 Email: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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